Exhibit 12
Williams Partners L.P.
Computation of Ratio of Earnings to Fixed Charges

Three months ended
March 31, 2014
(Millions)
Earnings:
Income before income taxes	$360
Less: Equity earnings	(23)
Income before income taxes and equity earnings	337
Add:
Fixed charges:
Interest incurred	131
Rental expense representative of interest factor	2
Total fixed charges	133
Distributed income of equity-method investees	43
Less:
Interest capitalized	(25)
Total earnings as adjusted	$488
Fixed charges	$133
Ratio of earnings to fixed charges	3.67